SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of April 2020

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐         No  ☒

Material Contained in this Report

Page
1.	English press release entitled, “Notice regarding Postponement of the Announcement of the Consolidated Financial Results for FY2020.3”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: April 16, 2020	By	/s/ SHOJI TANIGUCHI
Shoji Taniguchi
Member of the Board of Directors and Senior Managing Executive Officer
Responsible for Treasury and Accounting Headquarters
Responsible for Enterprise Risk Management Headquarters
Responsible for Corporate Planning Department
Responsible for Corporate Communications Department
Assistant to CEO
ORIX Corporation

Notice regarding Postponement of the Announcement of the Consolidated Financial Results for FY2020.3

TOKYO, Japan - April 16,2020 - ORIX Corporation (“ORIX”) would like to express our sincere condolences to those who died from the new coronavirus infection (COVID-19) and offer our heartfelt sympathy to all impacted people.

While placing top priority on ensuring the safety of all stakeholders, including employees, their families and customers, ORIX continues to strive to minimize the impact on our business.

Under these circumstances, considering the possibility that our auditors would take more time to audit our many foreign group companies, ORIX has decided to postpone the scheduled date of announcement of the consolidated financial results for the fiscal year ending March 2020, from May 11, 2020 (Monday) to May 21, 2020 (Thursday).

At the present time, ORIX has not changed its consolidated earnings forecast for the year ending March, 2020.

Among our businesses, the business areas most affected by the COVID-19 infection are Hotels and inns (Real Estate Facilities Operation), Concession (Kansai Airport), and Aircraft leasing. Although it depends on when the COVID-19 impact stabilizes, ORIX believes that a cautious management approach is merited based on the recognition that conditions will continue to be challenging for the foreseeable future.

However, ORIX is engaged in a diverse mix of businesses, and risks in each segment are limited. In addition, with regard to our financial position, ORIX has sufficient liquidity and a high long-term debt ratio. Thus, ORIX would like to continue to seek new investments.

The share repurchase program announced on October 28, 2019 will end on May 8, 2020 as scheduled. ORIX will decide on the next repurchase of its own shares after ORIX evaluates the impact of the outbreak of the COVID-19 on the global economy.

ORIX continues to place top priority on the safety of our employees, their families, customers and other stakeholders, and we will endeavor to do our very best to minimize the impact on our business.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 37 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2019)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2018 – March 31, 2019.”